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                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: January 31, 2005
    Section 16. Form 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
    or Form 5                                                                                Hours per response....0.5
    obligations may
    continue Instruction
    1(b).
                             Filed pursuant to Section 16(a) of the Securities
                             Exchange Act of 1934, Section 17(a) of the Public
                             Utility Holding Company Act of 1935 or Section
                             30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------- ----------------------------------------------- ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
                SBI and Company                            Lante Corporation; LNTE                Director         X  10% Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security  4.  Statement for        Officer (give       Other (specify
                                                 Number of Reporting         Month/Day/Year   ---    title below) ---         below)
                                                 Person (Voluntary)
  2825 East Cottonwood Parkway, Suite 480                                  August 29, 2002    -------------------------------------
--------------------------------------------       87-0609379            ------------------- ---------------------------------------
                     (Street)                                            5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
        Salt Lake City, UT 84121                                            (Month/Year)          Form filed by One Reporting Person
                                                                                               ---
                                                                                                X Form filed by More than One
                                                                                               ---Reporting Person
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(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                          2.Trans-    3.Trans-   4. Securities Acquired (A) 5. Amount of   6. Owner-  7.Nature of
 (Instr. 3)                                    action      action      or Disposed of (D)         Securities     ship      Indirect
                                               Date        Code        (Instr. 3, 4 and 5)        Beneficially   Form:    Beneficial
                                                         (Instr. 8)                               Owned Follow-  Direct     Owner-
                                                                                                  ing Reported   (D) or      ship
                                              (Month/    -------------------------------------    Transactions(s)Indirect (Instr. 4)
                                               Day/        Code   V     Amount  (A)or   Price     (Instr. 3 and  (I)
                                               Year)                            (D)               4)             (Instr.4)
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                                                                                                                       By SBI Acqui-
Common Stock                                 8/29/02      P(1)       36,597,153  A     $1.10       36,597,153      I    sition Corp.
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (3-00)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                   Page 1 of 4 Pages
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FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------   ---------- --------- --------- ------------- ------------- ------------ -------- --------- ---------- -------------
1.Title of       2.Conver-  3.Trans-  4.Trans-  5.Number of   6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative       sion       action    action    Derivative    cisable and   Amount of   of        of        ship        of
  Security         or         Date      Code      Securities    Expiration    Underlying  Deriv-    Deriv-    Form        Indirect
  Instr. 3)        Exercise             (Instr.   Acquired      Date          Securities  Ative     ative     of          Beneficial
                   Price of  (Month/     8)        (A)or        (Month/Day/   (Instr. 3   Secur-    Secur-    Deriv-      Ownership
                   Deri-      Day/                Disposed of   Year)         and 4)      ity       ities     ative       (Instr.4)
                   vative     Year)               (D)(Instr.                              (Instr    Bene-     Security:
                   Security                       3, 4 and 5)                             5)        ficially  Direct
                                                                                                    Owned     (D) or
                                       ----- --- ----- ----- ------- ------- ----- -------          Following Indirect
                                        Code  V   (A)   (D)  Date    Expira- Title  Amount          Reporting (I)
                                                             Exer-   tion           or              Translat- (Instr.
                                                             cisable Date           Number          ion        4)
                                                                                    of              (Instr. 4)
                                                                                    Shares
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None
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Explanation of Responses:

(1) See page 4 hereto which is incorporated herein by this reference.           SBI AND COMPANY, a Utah corporation


                                                                                By: /s/ L. TIM PIERCE               August 29, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ------------------
  Federal Criminal Violations.                                                  L. Tim Pierce, Chief Financial           Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                        Officer
                                                                                **Signature of Reporting Person
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                   Page 2 of 4 Pages
                                                                                                                     SEC 1474 (3-00)
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                                                    JOINT FILER INFORMATION
                                                    -----------------------

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Joint Filers:                    SBI Holdings Inc. (IRS #87-0609378), the corporate parent of SBI and Company - Indirect ownership through SBI Acquisition Corp.; SBI Acquisition Corp. (IRS #74-3053514), a wholly-owned subsidiary of SBI and Company - Direct ownership

Address of Joint Filers:         2825 East Cottonwood Parkway, Suite 480
                                 Salt Lake City, UT 84121

Designated Filer:                SBI and Company

Issuer and Ticker Symbol:        Lante Corporation; LNTE

Date of Event Requiring
Statement:                       August 29, 2002





Signatures:                      SBI HOLDINGS INC., a Utah corporation          SBI ACQUISITION CORP., a Delaware corporation

                                 By: /s/ L. TIM PIERCE                          By: /s/ L. TIM PIERCE
                                     ---------------------------------------        ---------------------------------------
                                     L. Tim Pierce, Chief Financial Officer         L. Tim Pierce, Chief Financial Officer


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EXPLANATION OF RESPONSES:
------------------------

(1) On July 18, 2002, SBI and Company ("SBI") and SBI Acquisition Corp. ("Acquisition" and together with SBI and SBI Holdings, Inc., the corporate parent of SBI, the "Reporting Persons") entered into an Acquisition Agreement and Agreement and Plan of Merger (the
"Acquisition Agreement") with Lante Corporation ("Lante") whereby SBI Acquisition would acquire all of the outstanding shares of the common stock of Lante (the "Lante Shares"). SBI Acquisition commenced a cash tender offer of $1.10 per share for all of the outstanding Lante Shares on July 31, 2002 and, on August 29, 2002, accepted for payment 36,597,153 of the Lante Shares (including
86,839 shares that were tendered pursuant to Notice of Guaranteed Delivery). Subject to the conditions set forth in the Acquisition
Agreement, the tender offer will be followed by a cash-out merger, also at $1.10 per share, pursuant to which Lante will become a wholly-owned subsidiary of SBI.

     In connection with the cash-out merger, the Board of Directors and officers of SBI will become the Board of Directors and officers of Lante. It is anticipated that the Lante Shares will be delisted from trading on the NASDAQ National Market and de-registered under the Securities Exchange Act of 1934, as amended, ending Lante's obligation to file reports with the Securities and Exchange Commission.


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